Exhibit 99.1

Reebonz Holding Limited Demonstrates Compliance with All Applicable Requirements for Listing on Nasdaq; Listing to be Phased-up to The Nasdaq Global Market

FOR IMMEDIATE RELEASE

SINGAPORE, May 2, 2019 -- Reebonz Holding Limited (the “Company” or “Reebonz”) (Nasdaq: RBZ), a leading online luxury marketplace and platform in Southeast Asia and Asia Pacific, today announced that The Nasdaq Stock Market LLC (“Nasdaq”) has determined that the Company has evidenced full compliance with all applicable requirements for initial listing on The Nasdaq Global Market. As a result, the Company’s ordinary shares, which are currently listed on The Nasdaq Capital Market, will be transferred to The Nasdaq Global Market effective with the open of the market on Friday, May 3, 2019. Accordingly, Nasdaq has advised the Company that the hearing file and listing review have been closed.

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About Reebonz

Headquartered in Singapore and founded in 2009, Reebonz (pronounced “ribbons”) is the trusted online marketplace and platform for buying and selling new and pre-owned luxury products in the Asia Pacific region. Leveraging data and technology, Reebonz makes luxury accessible by operating as an eco-system of B2C e-tail and B2C marketplace for over 1,000 brands and 172 boutiques, supported by C2C marketplaces that enable individuals to sell through its platform. With an easy shopping experience, members can enjoy convenient access to the selection of products that Reebonz sources as well as from a curated collection of multi-brand luxury boutiques from all around the world.

Forward-Looking and Cautionary Statements

Certain statements made in this release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Reebonz’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to maintain NASDAQ’s continued listing standards; Reebonz’s ability to manage growth; the reaction of Reebonz customers and suppliers to its business combination; rising costs adversely affecting Reebonz’s profitability; potential litigation involving Reebonz’s intellectual property; and general economic and market conditions impacting demand for Reebonz’s products. See the risk factors disclosed in Reebonz’s most recently filed prospectus, filed with the SEC on April 17, 2019 for additional risks. Reebonz does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For investor and media inquiries, please contact:

Reebonz Holding Limited | ir@reebonz.com

Christensen | Tip Fleming | tfleming@ChristensenIR.com | Contact: +1 917 412 3333

For more information on Reebonz, please visit www.reebonz.com

Stay connected with us:

Facebook: @Reebonz | Instagram: @ReebonzOfficial

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